August 15, 2025

Edward McGee
Chief Financial Officer
Grayscale Solana Trust (SOL)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

       Re: Grayscale Solana Trust (SOL)
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-286374
Dear Edward McGee:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
Risk Factors
Validators may suffer losses due to Staking, page 23

1. You state here that the Sponsor expects that it will stake up to 85% of the Trust's SOL
       at all times, and hold approximately 15% of the Trust   s SOL in the
Liquidity Sleeve,
       but that such amounts will be dynamic and subject to adjustment. Please tell us, with a view towards revised disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
 August 15, 2025
Page 2
Staking
Staking Arrangements and Provider-Facilitated Staking Model, page 108

2. We note your revised disclosure in response to prior comment 4 that the Sponsor expects that it will stake up to 85% of the Trust's SOL at all times and that it believes that the Liquidity Sleeve will be sufficient to satisfy existing and reasonably foreseen potential redemption requests. Please revise your disclosure here to provide a brief explanation of how you intend to redeem shares if the Liquidity Sleeve is insufficient by describing the short-term financing arrangements with the Custodian to provide SOL to the Trust for settlement of trades with the Trust's Liquidity
       Provider(s) on the Trust's behalf and the short-term financing arrangements the Trust will enter into with the Liquidity Provider(s) to provide cash on behalf of the Trust for settlement of trades while the staked SOL undergoes the Solana protocol unstaking process. To the extent these liquidity risk policies and procedures are intended to be consistent with the exchange's proposed generic listing standards, please confirm and revise your disclosure accordingly.
3. We note your response to prior comment 5 that you do not yet have a Staking Policy related to the Sponsor's decisions of whether to distribute or retain the Staking
       Consideration and whether to pay a portion of the Staking Consideration to the
       Sponsor. Please revise to disclose when you intend to establish the Staking Policy and how you will inform investors of the Staking Policy.
4. You state that both the Custodian and the Staking Provider may be entitled to receive a portion of the staking rewards, and the total fee for both parties is expected to range between approximately 5% and 10% of the gross staking rewards earned. Please revise to clarify whether those fees are payable out of the Staking Consideration earned by the Trust, the Sponsor's Staking Portion or otherwise. Experts, page 129

5. We note your response to our prior comment 14. Please confirm that you will include the letter from your predecessor accountant required by Item 304(a)(3) of Regulation
       S-K as an exhibit in a future amendment.

       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-
3469 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Daniel P. Gibbons